December 12, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin
Dorrie Yale

Re:	Agenus Inc.
Registration Statement on Form S-3, filed November 9, 2017
File No. 333-221465

Ladies and Gentlemen:

On behalf of Agenus Inc. (the “Company”), we submit via EDGAR this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 1, 2017 (the “Comment Letter”), with regard to the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”). For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics followed by the response of the Company.

General

1. We note that there is an outstanding comment on your 10-K for the fiscal year ended December 31, 2016 filed March 16, 2017, and on your Form 10-Q for the quarterly period ended September 30, 2017 filed on November 7, 2017. Please be advised that we will not be in a position to declare your registration statement effective until all comments on your Exchange Act filings are resolved.

Response:

The Company acknowledges the Staff’s comment that the Staff will not be in a position to declare the Company’s Registration Statement effective until all comments concerning the Company’s Exchange Act filings are resolved.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7663.

Very truly yours,

/s/ Zachary R. Blume

Zachary R. Blume

cc:	Evan Kearns (Agenus Inc.)